November 18, 2005

VIA: OVERNIGHT MAIL

Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn: Elaine Wolff, Branch Chief

Re:	Resource Capital Corp.
Amendment No. 2 to Registration Statement on Form S-11
Filed October 14, 2005
File No. 333-126517

Dear Ms. Wolff:

     On behalf of Resource Capital Corp. (the “Company”), we wish to respond to your comment letter dated November 1, 2005 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 3 to the registration statement.

     We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.

Cover

1.	Please confirm that your cover page will not exceed the one page limitation. As we noted in our first comment letter, the cover page should contain only information required by Item 501 or that is key information.

The Company is not a blind pool because it has identified a specific use for the offering proceeds (i.e., repayment of debt). See “Use of Proceeds.” Therefore, the Company believes that it is not subject to the Guide 5 provision requiring a registrant to include material risk factors on the cover page of its prospectus and has eliminated the risk factor disclosure from the cover page so that it is a single page.

Securities and Exchange Commission
November 18, 2005

Summary, page 1

Our Company, page 1

2.	We note your response to comment no. 5 and the revised disclosure that risk-adjusted returns are returns earned on assets, adjusted for the expected volatility of those returns. Please expand your disclosure to explain why the returns are expected to be unpredictable. In addition, we continue to believe that you should clarify how these returns will be adjusted. Will you borrow money to pay investors if returns decline? Describe in detail the mechanism by which you intend to adjust the returns.

The Company’s original intent in using the phrase “attractive risk-adjusted total returns” was to convey to an investor that the Company would seek to achieve a return on its investments that an investor might deem attractive in relation to the risks that the investor would assume by investing in the Company. The phrase was not intended to convey a mathematical or accounting adjustment, as the staff’s comment seems to assume. The Company has revised the disclosure at pages 1, 9, 53, 80 and 82 to more clearly convey the Company’s intended objective.

Business Strengths, page 6

3.	We note your response to comment no. 7 and the revised disclosure that you have not executed any sourcing agreements with anyone other than an affiliate, LEAF Financial and your continued reference to “strong relationships.” However, you have not described in any detail the specific relationships or the investments. We reissue that portion of the comment. Identify the specific relationships or omit the disclosure referencing your “strong relationships” with the listed investment banks.

The Company has deleted the “Established strategic relationships” paragraph from this section.

External Manager, page 9

4.	We note your disclosure on pages 10 and 86 describing Resource America’s subsidiaries. In particular, we note that (i) Ischus Capital Management manages over $2.1 billion in par value of MBS and ABS; (ii) Resource Real Estate manages over $507 million of commercial and multi-family real estate assets, (iii) Apidos Capital Management manages over $189 million in par value of syndicated bank loans; (iv) Trapeza Capital Management managed or co-managed over $2.6 billion par value of trust preferred securities; and (v) LEAF Financial Corporation manages over $290 million in book value of equipment lease assets. Please expand your disclosure on pages 10 and 86 to state that, in the case of Ischus and Apidos, a material amount of the assets managed by these entities are owned by you and quantify these amounts. Further, please clarify that you do not have an ownership interest in your Manager.

Securities and Exchange Commission
November 18, 2005

The Company has added the requested disclosure on pages 9 and 89.

5.	We note your response to comment no. 10 and the revised disclosure that the amount of time senior management and other personnel devote to managing your assets depends on the relative amount of assets managed on your behalf and on behalf of Resource America. We further note your disclosure on page 97, that, with the exception of your chief executive officer, your executive officers are not exclusively dedicated to your operations. We continue to believe that you should state the approximate amount of time your executive officers will devote to you, and we reissue the comment.

The Company has added the requested disclosure at pages 10 and 90.

6.	We note your response to comment 26 that you have revised the disclosure in the summary at page 13 to disclose the subordinated nature of your CDO equity interests. Please similarly revise the disclosure on pages 10 and 11. Further, please revise the chart on page 19 to clarify that your 100% ownership interest in each CDO is 100% of the equity interests which is subordinate in right of payment to all other securities issued by the CDO.

The Company has added the requested disclosure at pages 10, 13 and 120 and on the organizational chart at page 19.

Distribution Policy, page 16

7.	We note your response to comment no. 15 and the revised disclosure that the distribution was $905,000 in excess of your GAAP net income because your estimated REIT taxable income exceeded your GAAP net income and the distribution was funded from working capital. We further note that you had negative cash flow from operating activities for the six-month period ended June 30, 2005. Please expand your disclosure on pages 15 and 49 to provide more detail regarding the source of the distribution. If the distribution was funded from the proceeds of your private offering in March 2005, please so state.

Securities and Exchange Commission
November 18, 2005

The Company has revised its disclosure on pages 16 and 49 to indicate that the distribution was paid from uninvested proceeds from the March 2005 offering. The distribution did not represent a return of capital.

Our Formation and Structure, page 17

8.	We note your response to comment no. 17 and the revised disclosure. Please clarify what you mean by “private stockholders.” If you are referring to the stockholders who purchased stock in the March 2005 private placement, please include this information in a footnote. In addition, please include the shares referenced in footnotes 3 and 4 to the table in the chart itself or, alternatively, tell us why you need to refer to these shares in the footnotes.

The Company has clarified who the private stockholders are in footnote 4. The Company has also clarified that the shares referenced in footnotes 3 and 4 are included in the chart in the “Directors, Officers and Affiliates” box.

9.	Please revise the table to indicate which CDO’s have or will elect to be treated as a TRS.

The Company has added the requested disclosure in footnote 5.

Risks Factors, page 22

Risks Related to Our Business, page 22

We intend to finance some of our investments through CDOs…, page 26

10.	Please expand your disclosure to state that the interests you hold in the CDOs will be subordinate in right of payment to all other securities issued by the CDOs. Please make corresponding disclosure on page 116.

Securities and Exchange Commission
November 18, 2005

The Company has added the requested disclosure at page 26.

We have relationships with some of our underwriters or their affiliates which may create conflicts of interest, page 38

11.	Please revise the heading and the disclosure to describe the conflict as one in which the underwriters have an interest in the successful completion of the offering beyond underwriting discounts and commissions.

The Company has revised the disclosure at pages 38-39 as requested.

Management’s Discussion of Financial Condition, page 53

Overview, page 53

12.	We note your response to comment no. 22 and the revised disclosure on pages 2 and 53 that you expect that diversifying your portfolio by shifting the mix towards higher-yielding assets will increase your earnings, subject to maintaining the credit quality of your portfolio. Please expand your disclosure on pages 2 and 53 to define what you mean by “credit quality” of your portfolio and briefly describe how higher-yielding assets will have increased risks and costs associated with them, for example costs associated with hedging the risks.

The Company has revised the second paragraph on page 2 and the fourth paragraph on pages 53 and 80 to explain what it means by “credit quality” and to briefly disclose the risks and costs associated with higher yields and lower credit quality assets. The Company notes that it only hedges interest rate risk, not credit quality risk, and, as a result, a shift to higher-yielding assets will not increase its hedging costs.

Liquidity and Capital Resources, page 65

13.	We note your response to comment no. 23. We further note that you entered into a warehouse facility with Citigroup Financial Products, Inc. pursuant to which it agreed to provide up to $200 million of financing. Please disclose the terms of this indebtedness, including the rate and maturity. If these terms are not set, please so state.

Securities and Exchange Commission
November 18, 2005

The Company has added disclosure on pages 70-71 under “–Liquidity and Capital Resources” to describe in more detail the warehouse facility with Citigroup Financial Products, including the term, provisions regarding interest and the warehousing fee payable by Apidos CDO III.

Contractual Obligations, page 67

14.	We note your response to comment no. 25 and the revised disclosure. Please include the management fee in the table.

The Company has added the requested disclosure at page 71.

Recent Development, page 68

15.	We note from a discussion with counsel that this section was manually blacklined and does not show all the marked changes from the previous amendment. Please confirm that all revisions to the prospectus, other than revisions in this section, have been marked in the courtesy copies provided to the staff.

The Company confirms that all revisions from the August 29, 2005 prospectus made in the October 14, 2005 prospectus, other than those in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments,” were marked in the courtesy copies provided to the staff. The Company also confirms that all revisions from the October 14, 2005 prospectus made in the current prospectus have been marked in the courtesy copies being provided to the staff herewith.

Management, page 97

Management Agreement, page 104

16.	We note your response to comment no. 29 that the calculation of quarterly fees “may result in incentive fee payments that maybe greater or lesser than the stated thresholds” and the revised disclosure on page 109. Please expand your disclosure to clarify, if true, that, because the fee is calculated quarterly, the annual return for your investments could be negative, but the Manager may still receive the incentive compensation.

Securities and Exchange Commission
November 18, 2005

The Company has added the requested disclosure at page 113.

Underwriting, page 149

17.	We note your response to comment no. 31 and the revised disclosure that any officer or director who purchases the reserved shares will be subject to a lock-up agreement. Please clarify, if true, that your employees and other persons who purchase shares under the directed share program will not be subject to lock-up agreements.

The Company has added the requested disclosure at page 154.

18.	We note your response to comment no. 32 and the revised disclosure. We further note in your response that Bear Stearns may engage in an electronic offer, sale or distribution of shares, but will not rely on such electronic distribution to satisfy any of its obligations under the federal securities laws. Please revise to identify Bear Stearns in the prospectus on page 154 or advise. In addition, we note that Flagstone intends to distribute electronic versions of the preliminary and final prospectus via email. Please briefly describe its procedures for this distribution. Finally, please confirm that, if you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions, you will promptly update your response.

The Company has revised the disclosure on page 158 to identify Bear, Stearns & Co. Inc.

In addition, Flagstone Securities LLC has advised the Company that it intends to distribute prospectuses electronically in Adobe PDF format. Substantially all of Flagstone's client base consists of institutional investors, many of whom are accustomed to receiving electronic prospectuses. Flagstone stands ready to assist any client with technical problems opening these electronic files. In addition, Flagstone sends “hard copies” of the final prospectus to all clients that purchase securities in the offering, and therefore Flagstone does not rely on electronic distribution for compliance with the prospectus distribution rule. Flagstone does not post any preliminary or final prospectuses on its website.

The Company confirms that if it becomes aware after the date hereof of any additional representative or member of the underwriting syndicate that may engage in electronic offers, sales or distributions, it will promptly supplement its response to identify those representatives or members and provide the staff with a description of their respective procedures.

Securities and Exchange Commission
November 18, 2005

Part II. Information Not Required in Prospectus

Exhibits

Exhibit 5.1. Legal Opinion

19.	We note your response to comment no. 34 and the language in the opinion on page 2 that you have assumed that, prior to the issuance and sale of the New Shares, the Pricing Committee or the Board of Directors will adopt resolutions setting the number of shares to be issued and the minimum price to be received by the Corporation for the Shares. We further note on page 3 that the New Shares, upon delivery of the New Shares in exchange for the consideration described in the Pricing Resolutions and the Resolutions, will be validly issued, fully paid and nonassessable. Please note that we continue to believe that counsel cannot include broad assumptions, including that the Pricing Resolutions will be adopted. Please revise or advise.

In response to your comment, the pricing committee of the board of directors will adopt resolutions that satisfy the minimum requirements of Maryland law (as described in our previous letter) earlier than is typical practice. Based on these resolutions, DLA Piper Rudnick Gray Cary US LLP believes that it can remove the assumptions regarding the pricing committee to which you objected without its opinion being misleading to potential stockholders. We have enclosed a revised draft opinion of DLA Piper Rudnick Gray Cary US LLP for your review.

Very truly yours,

Lisa A. Ernst

Enclosure

cc:	Jonathan Z. Cohen
J. Baur Whittlesey
Larry P. Medvinsky (Facsimile: 212-878-8375)